

July 13, 2009

By U.S. Mail and facsimile (207) 563-6853

Daniel R. Daigneault
President and Chief Executive Officer
The First Bancorp, Inc.
223 Main Street
Damariscotta, Maine 04543

> **Re: The First Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Form 8-K filed January 21, 2009**
> **Definitive Proxy Statement filed March 13, 2009**
> **Definitive Proxy Statement filed December 4, 2008**
> **File Number 0-26589**

Dear Mr. Daigneault:

We have reviewed the above referenced filings, related materials and your response letter dated June 5, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statements filed December 4, 2008 and March 13, 2009

1. We note your response to comment two of our letter dated May 26, 2009. Please represent that the Company will file all required preliminary proxies with the Commission in the future.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Lending Activities, page 21

2.   We note your response to comment six of our letter dated May 26, 2009. Please tell us and provide in future filings the following:

> o   A discussion of your lending policies that includes the types of collateral securing your commercial real estate, commercial other, and consumer loans; and
> o   The timing and frequency of your appraisal and valuation process for non-performing loans and whether this process performed by a third-party.

In addition, please provide us an example including a timeline of how and when an appraisal would be ordered for various types of nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resulting from insufficient collateral.

As a related matter, please revise Management's Discussion and Analysis in future filings to specifically compare and contrast the level of non-performings and the allowance for loan losses. While your current disclosures on page 20 of your Form 10-K quantify the level of your periodic provisions, there is no corresponding disclosure quantifying the allowance for loan losses and asset quality components. While we recognize your belief that the current disclosures appropriately address our original comment six as noted above, we believe you should carefully consider the need for future filing revisions to provide more robust, transparent disclosures in this area which will allow a reader to more fully understand management's judgments and determinations in this area. We note Item 303 of Regulation S-K.

Non-performing assets, page 24

3.   We note your response to comment eight of our letter dated May 26, 2009. In an effort to provide more transparent and consistent information, please present loan categories or classification types consistently within all tables. Please carefully review your current presentations in the tables noted on pages 21 through 24 of your Form 10-K and revise as necessary in future filings. You may also opt to provide additional textual disclosures or appropriate footnotes as well in order to consistently reconcile these categories if they are not otherwise clear.

Note 13 – Benefit Plans, page 44

4.   We note your response to comment 11 of our letter dated May 26, 2009. Please tell us whether you have applied the guidance in paragraph 17 of SFAS 87 or advise as to the authoritative literature you use to account for the supplemental retirement plan.

Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 11

5.   We note your response to comment 13 of our letter dated May 26, 2009. Instruction 4(c) to Item 404 specifically states that you must disclose that the terms of the loans or extensions of credit made by you must be on the same terms for transactions with "persons not related to the lender" not with "others" as you have disclosed. Please revise your future filings as is required by Instruction 4(c) of Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page 14

6.   We note your response to comment 14 of our letter dated May 26, 2009. You have stated what your nine key company-wide performance indicators are, but you have not disclosed the baseline amounts or actual results in any of those nine performance indicators. Please disclose to us the baseline amounts and actual results for 2008 and revise your disclosure in future filings as appropriate.

Director Compensation, page 22

7.   We note your response to comment 16 of our letter dated May 26, 2009. On page 22 of your proxy statement you disclose that "certain Board members were also paid fees for consulting services and legal services." Item 402(k)(2)(vii)(F) of Regulation S-K requires that you include "consulting fees earned from, or paid or payable by the registrant and/or its subsidiaries" in the All Other Compensation column of your Director Compensation Table. Please confirm that all such compensation will be reflected in future filings. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Lindsay Bryan at 202-551-3417, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel